CARAVAN ACQUISITION CORPORATION
          1118 Homer Street, Suite 229
   Vancouver, British Columbia V6B 6LS Canada

                  May 16, 2001


United States Securities and Exchange
Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

     Re:  Caravan Acquisition Corporation
          Registration Statement on Form SB-2
          File No. 333-57732

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Caravan
Acquisition Corporation, a Delaware corporation
(the "Company"), hereby applies for an order granting the immediate withdrawal of the above-referenced registration statement. As a result of market conditions and a determination that it would not be in the Company's best interest to proceed at this time, the Company has elected not to pursue registration of the shares of its common stock. No offers or sales of the Company's common stock have been or will be made pursuant to the registration statement.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at 604/899-3224.


                 Very truly yours,

                 /s/ Nancy Wells
                      President